Exhibit 12.1

BETTER MINERALS & AGGREGATES COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended December 31,
	2002	2001	2000	1999	1998

Earnings
Income (loss) before income taxes	$(146,826)	$(12,343)	$(20,639)	$1,032	$(16,871)
Fixed charges	32,508	35,988	36,647	19,870	10,401

Total earnings	$(114,318)	$23,645	$16,008	$20,902	$(6,470)

Fixed Charges
Interest expense	$32,089	$35,625	$36,359	$19,590	$10,269
Estimated interest in rental expense	419	363	288	280	132

Total fixed charges	$32,508	$35,988	$36,647	$19,870	$10,401

Ratio of Earnings to Fixed Charges	—	—	—	1.1	—

Earnings were insufficient to cover fixed charges by $ 146.8 million, $12.3 million, $20.6 million and $16.9 million for the years ended December 31, 2002, 2001, 2000 and 1998, respectively.